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Exhibit 20.1
                                                                  [HANOVER LOGO]
FOR IMMEDIATE RELEASE

CONTACT:    Hanover Direct, Inc.                           The MWW Group
            Charles E. Blue                                Rich Tauberman
            S.V.P & Chief Financial Officer                Tel: (201) 507-9500
            Tel: (201) 272-3412

                HANOVER DIRECT, INC. ANNOUNCES BOARD RESIGNATION

EDGEWATER, NJ, February 13, 2004 - Hanover Direct, Inc. (AMEX: HNV) today announced the resignation of Martin L. Edelman from the Company's Board of Directors, effective February 15, 2004.

"The Company and the Board express their deep appreciation and gratitude for Marty Edelman's service to the Company and its shareholders through the recent recapitalization," stated Tom Shull, Chairman, President and CEO of Hanover Direct, Inc.

ABOUT HANOVER DIRECT, INC.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. The Company's catalog and Internet portfolio of home fashions, apparel and gift brands include Domestications, The Company Store, Company Kids, Silhouettes, International Male, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. Keystone Internet Services, LLC (www.keystoneinternet.com), the Company's third party fulfillment operation, also provides the logistical, IT and fulfillment needs of the Company's catalogs and web sites. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.